Exhibit (a)(5)(iii)

The following is an excerpted transcript of the remarks of Gregg Seibert, Vice Chairman of MSG Networks Inc., The Madison Square Garden Company and AMC Networks Inc., at the Bank of America Merrill Lynch 2019 Media, Communications & Entertainment Conference on September 12, 2019. The following does not purport to be a complete or error-free statement or summary of such remarks.

Speakers

Bryan Goldberg – Equity Analyst, Bank of America Merrill Lynch

Gregg Seibert – Vice Chairman, The Madison Square Garden Company, MSG Networks and AMC Networks

Bryan Goldberg:

We are excited to kick off day two of our conference with Gregg Seibert, Vice Chairman of the Madison Square Garden Company, MSG Networks and AMC Networks. For those of you who might not be aware, this is a bit of a homecoming for Gregg who joined Merrill Lynch back in 1989, overseeing the firm’s global investment banking activities in the media and entertainment industries and subsequently becoming Vice Chairman of the investment bank in 2004. Gregg joined Cablevision in 2009 and since then has played a critical role in a number of transactions including the spinoffs of MSG and AMC Networks from Cablevision, the follow-on spinoff of the Madison Square Garden Company from MSG Networks and most recently the sale of Cablevision to Altice. So, we are looking forward to getting into a lot of topics today with Gregg but before we do just one housekeeping item, we will not be discussing MSG Networks due to the outstanding modified Dutch auction tender offer in the market. So, with that Gregg, thank you very much for being here with us today. Given your extensive experience in media and entertainment I was hoping we could start big picture and hear your views on the current state of the industries that you are operating in today, starting with the Pay TV universe.

Gregg Seibert:

Well, thank you Bryan. You know, I think mentioning that I started at Cablevision ten years ago gives us a quick opportunity to do a ten-year snapshot of some of the trends that have affected the way that consumers view paid television and particularly scripted content today. Ten years ago, cable TV companies—let’s put Direct TV and Dish off to the side and focus on the wired MVPDs. They were cable TV companies. They were focused on—yes—selling a triple play but at the same time they were highly focused on the TV portion of that—sell video product, get video penetration. I remember FIOS being introduced in the New York market and talking about the fact that their fiber to the home brought a clearer picture into the household. Well those companies have changed a lot since then. They’ve basically, you know, as video product has gotten more expensive for them, and particularly those operators in competitive markets, they now view themselves as connectivity companies. They are offering wireless. The leading product is high-speed internet—and so that is a pretty dramatic shift since 2009 to 2019 and it’s obviously no secret that the MVPDs have been losing video subscribers for quite some time now and part of that is a function—as you all know but I think it bears repeating—of the fact that Netflix sort of came to maturity during that period of time—we also had Hulu, Amazon Prime—and it’s really impacted the way that people watch television. Let me give you an AMC example. In 2009—

late 2008, early 2009, The Walking Dead was introduced. Season five, was the highest rated season in terms of a day of airing viewership, of approximately 15 million subscribers or—I’m sorry viewers at the time (excuse me, let me shut this off)— and last season the number of viewers on average was 5 million. So, that is a pretty significant shift in viewership and what causes that shift in viewership? Well, it’s basically a combination of— I’ll really call it stacking, sort of, across the board. Consumers want to watch the programming that they want to watch, when they want to watch it. I hear a lot about binge-viewing. It’s not so much binge-viewing, it is really convenience viewing. It’s the fact that if I want to watch a sixteen-episode show, I can determine when to do it. We can watch the first three episodes on the first day and we can finish it up a month later, but we have the opportunity to view that programming on a basis that makes sense for us and we don’t have to show up at nine o’clock on Sunday evening to be able to watch the next episode of that show. Game of Thrones was an exception to that rule, but I think this is going to be a continuing trend. I also think that you are seeing in the MVPD universe that they’re trying to stack more programming, even off the linear cable networks. So, for example, you know what we have in the industry as pretty much the standard today is a rolling five episodes. What does that mean? It basically means that if we start a season of a new show those five episodes—the viewer will be able to get on the on-demand portion of the cable operator’s service—will be able to get five episodes and then they’ll cycle off. So, episode one will cycle off, episode six will cycle in. Those are the types of issues we face in the industry because I think that it hurts the cable operator and the programmer to not be able to have full stacks, and so one of the things that we are doing to protect our business on the linear side, is try and provide as much full-stacking as we can for the operators. There’s one bright spot. The bright spot continues to be sports and news. The reality is that a sporting event has a tremendous amount of viewership during its live airing and virtually no viewership afterwards. So, if the Knicks are playing on Saturday night—they are playing the Lakers and you want to watch the game, you are going to watch it when it’s on, when it’s live—so we think that content continues to endure and it’s a real bright spot even in the face of, you know, declining MVPD subscribers.

Bryan Goldberg:

Alright so, while Pay TV is clearly under pressure, professional sports team valuations continue to rise at a very healthy rate. Can you talk about what you are seeing right now in sports and whether or not the positive trends here can continue?

Gregg Seibert:

You know, the trends are quite interesting, just looking at the NBA—there are thirty NBA franchises. That’s it. In terms of the NHL, there are thirty-one franchises given the addition of the Las Vegas Golden Knights two years ago. So, the reality is there’s a very limited number of high-profile sports team, particularly those in the major metropolitan markets—New York, Los Angeles and others—and there is a substantial demand from buyers for those assets. If you look at the sale of the Clippers, if you look at the sale of the Rockets, if you look at the current sale—or just recent sale of the Nets for $2.3 billion, at least as reported from Bloomberg. These are all purchases essentially by individuals that want to own the teams, but there’s also a solid financial underpinning for sports teams’ values. The rights become increasingly valuable as we go into this environment where appointment viewing is really limited to sports, and to some extent the news. There’s also going to be, over time, a demand for exclusive sports rights, and we’ve seen Amazon and Twitter move in that direction. So, we believe that the future for sports teams and sports teams’ valuations is bright.

Bryan Goldberg:

And so, live entertainment—another industry you’re in—has also been an attractive growth story. What’s your perspective on where that industry is headed from here?

Gregg Seibert:

You know, that’s an interesting industry and we’ve obviously been, with our six iconic venues at The Madison Square Garden Company, a real beneficiary of what’s happened there. Since the time that The Madison Square Garden Company was spun out of, what’s today called MSG Networks, we’ve experienced mid-single-digit compound annual rates of growth in the number of events that we’ve been able to offer at our iconic venues. At the same time, we’ve averaged double-digit compound average growth rates for the attendance at those events. So, it’s been a wonderful success story, and you know it’s changing. I was speaking to someone the other day who went to see The Who at Madison Square Garden recently, and—somebody basically of my generation—and I thought back to the fact that when I was a young adult, my way of consuming concerts was to go see Bruce Springsteen, go see the Eagles, go see The Who, and sometimes I would go into New York and go to Madison Square Garden and see a concert there. Well today, I still consume that product in the same way—I still go to see U2, I still go to see Bruce Springsteen, I still go to see The Who—but that’s not the way that the next generation—and I guess given my tenure—maybe the next two generations are looking at consuming a live entertainment product. What we’ve seen at Madison Square Garden—which is, again, a transformed, wonderful facility—but not anywhere near as state-of-the art as the MSG Sphere will be. As we’ve seen sell-out demand for electronic dance music concerts, or EDM, which are basically more collective experiences than they are what we would consider to be traditional rock concerts. We’ve also seen sell-out demand for gaming, which I’ll say as someone in my generation, really surprises me that we can sell over 17,000 seats for people to watch competitors play video games in front of them, but it’s happening. The world is changing and as we look at the live entertainment business, we think that’s a real opportunity for, you know, for disruption.

Bryan Goldberg:

Ok great, let’s turn back to the Pay TV industry. You know we touched upon it earlier, the operating environment is challenging. There’s heightened competition for consumer attention. Ratings and subscriber numbers are under pressure for linear networks. Can you discuss how you see regional sports networks, strictly from an industry perspective, positioned in the fast-changing media landscape?

Gregg Seibert:

Well, it’s interesting, and one of the points I’d like to make is that not all regional sports networks are alike. There are really substantive differences between markets. What does the MVPD backdrop look like? Is it competitive like the New York market, where FiOS has overbuilt all of the wired MVPDs, or is it a market that’s got a monopoly cable provider? So that affects your ability to be able to negotiate affiliation agreements. Plus, rights become a very important part of the equation. How long are your rights? Are they reasonably priced? Are you going to have to do a renewal? And what’s the composition of the teams that appear on the networks? Do you have two or three teams, where you are at risk of losing any one of them at a given point in time? Or do you have a couple of anchor teams? So, using MSGN only as an example, this is a company that has sixteen years remaining on its rights agreements with the Knicks and the Rangers. It has substantial runway on the rights for the other teams, and it operates in a market that is highly competitive and has enabled us to get the right type of affiliation agreement renewals. So, I view these as businesses that are not high growth businesses, but they certainly are free cash flow generating businesses. I think Sinclair, from what I can see, got what looks like an excellent buy of the Fox RSNs, obviously in a forced sale scenario, and I’m sure that they will find a way to make those very viable assets for their shareholders.

Bryan Goldberg:

So, you know there is a lot of focus on the implications of subscriber declines and how that could impact the business that has significant fixed costs locked up for a while. Outside of the typical affiliate fee revenue stream, are there other revenue opportunities available to the RSN industry that could help offset the impact of lower subscribers?

Gregg Seibert:

You know lower subscribers are obviously an issue, but I think that depending upon the RSN – as agreements get redone, the affiliate fees are still going up. The other side of the coin is in factors like legalized gaming. So, in New Jersey last year mobile gaming was legalized and as a result of that Madison Square Garden Network saw an uptick in advertising revenue. Another thing that could make a difference is the performance of the teams. If your teams perform well your ratings go up, if your teams perform poorly your ratings go down. So, I think it’s dependent upon a number of factors, but again I look at these as being relatively steady free cash flow generating businesses for the foreseeable future.

Bryan Goldberg:

So, sports programs are clearly a differentiator for networks, as well as the distributors…

So, let’s turn to capital allocation within Pay TV. On one side of the industry you’ve got sports networks that have long terms right agreements in place, built in fan bases. On the other side you have entertainment networks that are focused on creating premium original content. What are your latest thoughts in terms of capital allocation philosophies for these two distinct parts of the industry?

Gregg Seibert:

Let me step back just for a second and talk about our general capital allocation policy. I am going to basically relate this to Cablevision first, Madison Square Garden, AMC and we are not going to talk about MSGN because of the tender offer. But our general capital allocation themes are as follows. First, make sure the business has the money that it needs to be able to explore, or not explore, to be able to exploit the projects that are going to produce returns for our shareholders. And when we talk about returns for shareholders, we are talking about long term returns. We are not, these are not companies that are necessarily focused on making sure they deliver to the basis point what the Wall Street analysts have projected for next quarter from a revenue perspective, but they are very focused on long term shareholder value, as I think evidenced by Cablevision being sold to Altice for $34.90 a share.

Second, is tuck-in acquisitions. And the acquisitions as we see them for the various companies. Let me use AMC as an example here, where they purchased RLJE, as I mentioned, and added Levity to the portfolio, which I think fits very nicely with IFC. So use some of the capital for acquisitions if they are accretive and if they are in areas of our core competency.

The third is to make sure your leverage is always where you want it to be. Don’t get the company over leveraged. When I joined Cablevision in 2009, we had a $1.4 billion maturity in a closed high yield market. I don’t think any of these companies will ever get to that type of position again because we are cautious about our leverage levels.

And then comes return of capital and this may make return of capital sound dead last, but it’s not. Return of capital is always in the forefront of our thinking, but we’re opportunistic in terms of how we approach it. We purchased a large number of shares at Cablevision over the years after 2010 and that certainly inured to the benefit of our shareholders. At AMC, we’ve repurchased 25% of the outstanding shares in the roughly two and a half years that our share repurchase authorization has been outstanding. That’s a pretty substantial portion of the float in that company. And at Madison Square Garden, I think people lose sight of the fact that we repurchased over a quarter of a billion dollars worth of stock at a price of around $170 a share compared to maybe the $90 a share or more that we are trading at in the marketplace today. So I think that you will see with all of the companies we will continue to be opportunistic in terms of return of capital. There is the possibility as I pointed out before in terms of swapping some of the sports interests for entertainment interests as a way for MSG to return capital to shareholders, so we are very focused on it. We are very focused on it, but we are focused on it on an opportunistic basis and people should not anticipate that we will ever be sort of a serial acquiror of our own stock.

Bryan Goldberg:

You touched upon just now: M&A. It’s very much a prevailing force in the Pay TV industry. Relative to AMC Networks, what are your latest thoughts on the M&A landscape? And does bigger always mean better?

Gregg Seibert:

Certainly, in a lot of cases, bigger means better. Right? Let’s take Disney-Fox, for example. The acquisition of the Fox assets provided Disney with the additional intellectual property and programming that they needed to be able to launch their new streaming service, which is coming out in November. That’s absolutely a case where bigger means better. You know as you look around the rest of the industry, I think CBS-Viacom coming back together is probably a positive for potential consolidation in the business. But as I walked through the AMC business plan earlier, I think we’re very comfortable with AMC being a smaller, nimble company that is focused on going alone. But on the other hand, you look at situations like Discovery-Scripps, you know, I have to give a tip-of-the-hat to the folks at Discovery because I think they did a wonderful job of taking two mature businesses and cutting out duplicative costs. And as businesses get mature, that’s sort of the model that I think probably makes the most economic sense. But we’re perfectly comfortable with AMC going it alone.

Bryan Goldberg:

Great, we are out of time. Thank you very much for all the updates. Great to catch up with you.

Gregg Seibert:

Thank you, Bryan. Nice to be back here.